FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-06

March 22, 2004

Cumberland Provides Further Update on the Meadowbank Gold Project

CUMBERLAND RESOURCES LTD (TSX: CLG; AMEX:CLG) reports that it has now had the opportunity to review more detail from the ongoing Meadowbank feasibility study (see news release NR04-05) being conducted by AMEC E&C Services Limited (AMEC).  Although still preliminary, the current pre-production capital cost estimate for the project (including 12% contingency and 15% engineering, procurement and construction management on direct costs) exceeds $CDN 350 million for the 5500 tonne per day production model, due to increases in almost all items required for construction. Associated net asset values and rates of return have not yet been calculated because of the incomplete state of the study.

“We are surprised and disappointed by the magnitude of the preliminary capital cost estimates for Meadowbank,” said Kerry Curtis, President and Chief Executive Officer. “Increases in estimated construction consumables and labour requirements have been compounded by recent dramatic escalations in steel, concrete and fuel costs.  These challenging factors will result in a full examination of capital cost alternatives and production throughput variations.”

Mr. Curtis added that Walter Segsworth, Co-Chairman, has been appointed by the Board of Directors to lead a management committee to examine production alternatives and the optimization of capital costs.  “I am pleased to see Walter’s role with the Company expanded.  His global mine development and mine operation experience is extremely valuable at this juncture,” said Mr. Curtis.

“While, we are certainly disappointed at the very large first capital cost estimate for Meadowbank, my experience tells me that the iterative feasibility process has a long way to go,” commented Mr. Segsworth.  “Meadowbank, like most projects, requires hard work to optimize the many alternatives for making it better.  I am looking forward to working with our team of engineers and consultants over the coming months to find the best way to bring this very significant gold resource to production,” he added.

Cumberland will commence its 2004 exploration program at Meadowbank within the next several weeks.  This program, which will include two phases of diamond drilling totaling approximately 12,000 metres, will focus on expansion of existing gold deposits, numerous recently-defined prospects and grassroots exploration within the 25 kilometre gold trend.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada: (Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis. B.Sc., P. Geo.”

President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.